Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today, April 18, 2023 with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation informing the holders of the outstanding shares of the Company’s Common Stock that the payment of the following cash dividends has been moved from April 21, 2023 to April 24, 2023 in view of Proclamation No. 201, Series of 2023, dated April 14, 2023, declaring April 21, 2023 a regular holiday in observance of Eid’l Fitr:

a.
Final regular cash dividend of ₱45 per outstanding share of the Company’s Common Stock, payable on April 24, 2023, to the holders of record of said stock at the close of business on April 11, 2023; and
b.
Special cash dividend of ₱14 per outstanding share of the Company’s Common Stock, payable on April 24, 2023, to the holders of record of said stock at the close of business on April 11, 2023.

April 18, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities and Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code (“SRC”) and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C to inform the holders of the outstanding shares of Common Stock of PLDT Inc. that the payment of cash dividends, as disclosed on March 23, 2023, has been moved from April 21, 2023 to April 24, 2023 in view of Proclamation No. 201, Series of 2023, dated April 14, 2023, declaring April 21, 2023 a regular holiday in observance of Eid’l Fitr.

Very truly yours,

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,419 As of March 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 18, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

In connection with the disclosure dated March 23, 2023, we disclose that the payment of the following cash dividends has been moved from April 21, 2023 to April 24, 2023 in view of Proclamation No. 201, Series of 2023, dated April 14, 2023, declaring April 21, 2023 a regular holiday in observance of Eid’l Fitr:

a.
Final regular cash dividend of ₱45 per outstanding share of Common Stock of PLDT Inc. (the “Company”), payable on April 24, 2023, to the holders of record of said stock at the close of business on April 11, 2023; and

b.
Special cash dividend of ₱14 per outstanding share of Common Stock of the Company, payable on April 24, 2023, to the holders of record of said stock at the close of business on April 11, 2023.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

April 18, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date: April 18, 2023